UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                        CurrencyShares Japanese Yen Trust
                                 (Name of Issuer)

                                     SHARES
                         (Title of Class of Securities)

                                   23130A102
                                 (CUSIP Number)

                                January 22, 2013
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23130A102

1.  Name of Reporting Persons.

HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  Less than 5% of the Issuer's outstanding
Owned By          shares of the class
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:         8.  Shared Dispositive Power:  Less than 5% of the Issuer's outstanding shares of the class

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

Less than 5% of the Issuer's outstanding shares of the class

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): Less than 5%

12.  Type of Reporting Person: IA

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CUSIP No. 23130A102

1.  Name of Reporting Persons.

HBK Services LLC (1)

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  Less than 5% of the Issuer's outstanding
Owned By          shares of the class
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:         8.  Shared Dispositive Power:  Less than 5% of the Issuer's outstanding shares of the class

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

Less than 5% of the Issuer's outstanding shares of the class

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): Less than 5%

12.  Type of Reporting Person: IA

--------------
(1) HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC ("Services"). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, and/or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the "Subadvisors"). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of this statement on
     Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the Securities.


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CUSIP No. 23130A102

1.  Name of Reporting Persons.

HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  Less than 5% of the Issuer's outstanding
Owned By          shares of the class
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:         8.  Shared Dispositive Power:  Less than 5% of the Issuer's outstanding shares of the class

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

Less than 5% of the Issuer's outstanding shares of the class

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): Less than 5%

12.  Type of Reporting Person: HC


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CUSIP No. 23130A102

1.  Name of Reporting Persons.

HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  Less than 5% of the Issuer's outstanding
Owned By          shares of the class
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:         8.  Shared Dispositive Power:  Less than 5% of the Issuer's outstanding shares of the class

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

Less than 5% of the Issuer's outstanding shares of the class

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): Less than 5%

12.  Type of Reporting Person: HC


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CUSIP No. 23130A102

1.  Name of Reporting Persons.

HBK Master Fund L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Cayman Islands

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  Less than 5% of the Issuer's outstanding
Owned By          shares of the class
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:         8.  Shared Dispositive Power:  Less than 5% of the Issuer's outstanding shares of the class

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

Less than 5% of the Issuer's outstanding shares of the class

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): Less than 5%

12.  Type of Reporting Person: PN


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Item 1(a).     Name of Issuer:

The name of the issuer is CurrencyShares Japanese Yen Trust (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 805 King Farm Boulevard, Suite 600, Rockville, Maryland 20850.

Item 2(a).    Names of Persons Filing:

This Schedule 13G statement is hereby filed by the persons set forth below.

HBK Investments L.P.
HBK Services LLC
HBK Partners II L.P.
HBK Management LLC
HBK Master Fund L.P.

Item 2(b).    Address of Principal Business Office, or if None, Residence:

The address of the principal business office for each Reporting Person is set forth below.

HBK Investments L.P.: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. HBK Services LLC: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.
HBK Partners II L.P.: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. HBK Management LLC: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. HBK Master Fund L.P.: c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.

Item 2(c).    Citizenship:

HBK Investments L.P. is a Delaware limited partnership.
HBK Services LLC is a Delaware limited liability company.
HBK Partners II L.P. is a Delaware limited partnership.
HBK Management LLC is a Delaware limited liability company. HBK Master Fund L.P. is a Cayman Islands limited partnership.

Item 2(d).    Title of Class of Securities:

This statement relates to the shares of the Issuer (the "Securities").

Item 2(e).    CUSIP Number:

The CUSIP number of the Securities is 23130A102.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

(b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) / /  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) / /  An investment adviser in accordance with section 240.13d-
1(b)(1)(ii)(E).

(f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Ownership is incorporated by reference to items 5-9 and 11 of the cover page of each Reporting Person.

The percentage disclosed in item 11 of the cover page of each Reporting Person is calculated based upon 1,600,000 shares reported to be outstanding as of January 24, 2013 by the Issuer on its website, www.currencyshares.com.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Jamiel A. Akhtar, Richard L. Booth and David C. Haley are each managing members (collectively, the "Members") of HBK Management LLC. The Members expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 2.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: January 25, 2013

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of each Reporting Person was previously filed.
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